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                                                                     EXHIBIT 4.3

                    LIQUIDITY PROPOSAL, BACKWEB TECHNOLOGIES

LOCKUP Each holder of exchangeable shares will execute the underwriters' standard lock-up agreement, establishing a lockup period for 180 days following the IPO. This lock-up will be effective only if the Company and its underwriters' obtain a 180-day lock-up from holders of at least 90% of the outstanding shares in the aggregate, excluding for the calculation the exchangeable shares Moreover, the Company and its underwriters will agree that no BackWeb shareholder's lock-up will be released without releasing the former holders of exchangeable shares (and the associated BackWeb shares) to a proportionate extent, and the Company will provide prompt notice of any such release to each exchangeable share holder. The Company also requests that each exchangeable share holder execute the Company's Fourth Amended and Restated Rights Agreement and Fourth Amended and Restated Shareholders Agreement.


LIQUIDITY       Each holder of exchangeable shares who agrees to these
RIGHT           procedures will receive the following from the Company:

                The Company will commit to obtain, if possible, a no-action letter from the Securities and Exchange Commission indicating that the Rule 144 holding period commenced effective as of the date of the acquisition. This will enable holders of exchangeable shares to sell their BackWeb shares into the public market, following expiration of the 180-day lock-up. If the Company is unable to obtain such a no-action letter in a timely manner, then the Company will reinstate each such holder's registration rights under the Rights Agreement (notwithstanding that the holder might own less than 1% of the outstanding shares).

                The registration rights would be on the terms and conditions of the existing Rights Agreement, except (i) as noted above, the 1% limitation will not apply, (ii) the Company will commence the process of a demand registration on Form S-1/F-1, on behalf of the holders of exchangeable shares, 30 days before the end of the 180-day lock up period, and will use its best efforts to cause the registration statement to become effective at the expiration of the lock-up or as soon thereafter as possible (subject to the existing limitations in the Rights Agreement, except that the threshold requirements for triggering a demand registration will not be required), and (iii) the Company will use its best efforts to cause a registration statement on Form S-3/F-3 to be effective one year following the effective date of the Company's initial public offering (or as soon thereafter as possible), covering all BackWeb shares issued or issuable in respect of the exchangeable shares and not previously sold into the public market (regardless of any threshold requirements stated in the Rights Agreement for the number of shares or dollar value of shares proposed to be sold). These rights will be subject to the limitations in the registration rights agreement, including the coexisting pro rata rights of other holders.

IF THIS IS ACCEPTABLE, PLEASE INDICATE YOUR AGREEMENT HERE:

SHAREHOLDER:                                BACKWEB TECHNOLOGIES, LTD.


Signature:                                  By:

Print name:                                 Title:

Date:                                       Date: